July 8, 2015

VIA E-MAIL & EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	United Community Banks, Inc.
Registration Statement on Form S-4
(File No. 333-204977)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, United Community Banks, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 to 4:00 p.m. (Eastern Time), July 10, 2015 or as soon thereafter as practicable. The Registrant also requests the Commission to specifically confirm such effective date and time to the Registrant in writing.

In connection with this request, the Registrant acknowledges that the declaration by the Commission or the staff of the effectiveness of the above-referenced Form S-4 does not foreclose the Commission from taking any action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant further acknowledges that it may not assert the action by the Commission or the staff in declaring the above-referenced Registration Statement on Form S-4 effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (706) 781-2266, or James W. Stevens of the law firm of Troutman Sanders LLP at (404) 885-3721, with any questions or comments, or to notify the Registrant telephonically of the effectiveness of the Registration Statement.

Sincerely,

UNITED COMMUNITY BANKS, INC.

By:	/s/ Rex S. Schuette
Rex S. Schuette Executive Vice President and Chief Financial Officer